UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2026

AND FOR THE THREE-MONTH PERIOD THEN ENDED

PRESENTED ON COMPARATIVE BASIS

(In millions of U.S. dollar (“US$”))

GLOSSARY OF TERMS

The following are not technical definitions, but they are helpful for the reader’s understanding of some terms used in the notes to the Unaudited Consolidated Condensed Interim Financial Statements of the Company.

Terms	Definitions
ADR	American Depositary Receipt
BCBA	Buenos Aires Stock Exchange
BBL	Barrel
BO	Official Gazette
CAMMESA	Compañía Administradora del Mercado Eléctrico Mayorista S.A.
CB	Corporate Bonds
CIESA	Compañía de Inversiones de Energía S.A.
CITELEC	Compañía Inversora en Transmisión Eléctrica Citelec S.A.
CNV	National Securities Commission of Argentina
CPB	Central Térmica Piedra Buena
CPI	Consumer's price index
CSJN	Argentina’ Supreme Court of Justice
CTB	CT Barragán S.A
CTG	Central Térmica Güemes
CTGEBA	Central Térmica Genelba
CTIW	Central Térmica Ingeniero White
CTLL	Central Térmica Loma de la Lata
CTPP	Central Térmica Parque Pilar
EISA	Energía Inversora S.A.
ENARGAS	National Regulatory Authority of Gas
ENARSA	Energía Argentina S.A.
ENRE	National Regulatory Authority of Electricity
FEPASAU	Fértil Pampa S.A.U.
FTR	Five-Year Tariff Review
GASA	Generación Argentina S.A.
HIDISA	Hidroeléctrica Diamante S.A.

1

GLOSSARY OF TERMS: (Continuation)

Terms	Definitions
HINISA	Hidroeléctrica Los Nihuiles S.A.
HPPL	Hidroeléctrica Pichi Picún Leufú
IAS	International Accounting Standards
IASB	International Accounting Standards Board
IFRS	International Financial Reporting Standards
IPIM	Wholesale Domestic Price Index
LNG	Liquefied Natural Gas
m3	Cubic meters
MAT	WEM’s Forward Market
MW	Megawatt
MWh	Megawatt/hour
NYSE	New York Stock Exchange
OCP	Oleoductos de Crudos Pesados Ltd
Oldelval	Oleoductos del Valle S.A.
OPGSA	Operaciones de Petróleo y Gas S.A. (formerly Autotrol Renovables S.A.)
PB18	Pampa Bloque 18 S.A.
PEB	Pampa Energía Bolivia S.A.
PECSA	Pampa Energía Chile S.p.A.
PEN	Federal Executive Branch
PEPE II	Pampa Energía II Wind Farm
PEPE III	Pampa Energía III Wind Farm
PEPE IV	Pampa Energía IV Wind Farm
PEPE VI	Pampa Energía VI Wind Farm
PESOSA	Pampa Energía Soluciones S.A.
PISA	Pampa Inversiones S.A.
POSA	Petrobras Operaciones S.A.
RDA	Rincón de Aranda
RIGI	Incentive Regime for Large Investments

2

GLOSSARY OF TERMS: (Continuation)

Terms	Definitions
SACDE	Sociedad Argentina de Construcción y Desarrollo Estratégico S.A.
SE	Secretary of Energy
SESA	Southern Energy S.A.
TGS	Transportadora de Gas del Sur S.A.
TJSM	Termoeléctrica José de San Martín S.A.
TMB	Termoeléctrica Manuel Belgrano S.A.
The Company / Pampa	Pampa Energía S.A.
The Group	Pampa Energía S.A. and its subsidiaries
Tn/d	Tons per day
Tn/y	Tons per year
Transba	Empresa de Transporte de Energía Eléctrica por Distribución Troncal de la Provincia de Buenos Aires Transba S.A.
Transener	Compañía de Transporte de Energía Eléctrica en Alta Tensión Transener S.A.
US$	U.S. dollar
VAR	Vientos de Arauco Renovables S.A.U.
VMOS	VMOS S.A.
WEM	Wholesale Electricity Market
$	Argentine Pesos

3

UNAUDITED CONSOLIDATED CONDENSED INTERIM STATEMENT OF
COMPREHENSIVE INCOME
For the three-month period ended March 31, 2026, presented on comparative basis.

(In millions of US$ – unless otherwise stated)

	Note	03.31.2026	03.31.2025

Revenue	8	573	414
Cost of sales	9	(380)	(285)
Gross profit		193	129

Selling expenses	10.1	(26)	(21)
Administrative expenses	10.2	(44)	(43)
Other operating income	10.3	9	32
Other operating expenses	10.3	(19)	(22)
Impairment of inventories		(1)	-
Impairment of financial assets		(1)	-
Share of profit from associates and joint ventures	5.1.2	67	46
Operating income		178	121

Financial income	10.4	4	33
Financial costs	10.4	(39)	(41)
Other financial results	10.4	7	37
Financial results, net		(28)	29
Profit before income tax		150	150
Income tax	10.5	66	4
Profit of the period		216	154

Other comprehensive income
Items that will not be reclassified to profit or loss
Exchange differences on translation		74	17
Items that may be reclassified to profit or loss
Derivatives (1)		(231)	-
Income tax		81	-
Exchange differences on translation		44	16
Other comprehensive (loss) income of the period		(32)	33
Total comprehensive income of the period		184	187

(1)	See Note 12.7

4

UNAUDITED CONSOLIDATED CONDENSED INTERIM

STATEMENT OF COMPREHENSIVE INCOME (Continuation)

For the three-month period ended March 31, 2026, presented on comparative basis.

(In millions of US$ – unless otherwise stated)

	Note	03.31.2026	03.31.2025
Total profit of the period attributable to:

Owners of the company		214	153
Non-controlling interest		2	1
		216	154

Total comprehensive income of the period attributable to:

Owners of the Company		182	186
Non-controlling interest		2	1
		184	187

Earnings per share attributable to equity holders of the Company
Total basic and diluted earning per share	13.2	0.16	0.11

The accompanying notes are an integral part of these Unaudited Consolidated Condensed Interim Financial Statements.

5

 UNAUDITED CONSOLIDATED CONDENSED INTERIM STATEMENT
OF FINANCIAL POSITION
As of March 31, 2026, presented on comparative basis.

(In millions of US$ – unless otherwise stated)

	Note	03.31.2026	12.31.2025
ASSETS
NON-CURRENT ASSETS
Property, plant and equipment	11.1	3,384	3,303
Intangible assets	11.2	88	89
Right-of-use assets		30	36
Deferred tax asset	11.3	293	43
Investments in associates and joint ventures	5.1.2	1,261	1,059
Financial assets at fair value through profit and loss	12.1	33	33
Trade and other receivables	12.2	66	43
Total non-current assets		5,155	4,606

CURRENT ASSETS
Inventories	11.4	238	231
Financial assets at fair value through profit and loss	12.1	441	366
Derivatives		-	52
Trade and other receivables	12.2	947	614
Cash and cash equivalents	12.3	236	725
Total current assets		1,862	1,988
Total assets		7,017	6,594

6

UNAUDITED CONSOLIDATED CONDENSED INTERIM STATEMENT

OF FINANCIAL POSITION (Continuation)

As of March 31, 2026, presented on comparative basis.

(In millions of US$ – unless otherwise stated)

	Note	03.31.2026	12.31.2025
SHAREHOLDERS´ EQUITY
Share capital		36	36
Share capital adjustment		191	191
Share premium		517	516
Treasury shares adjustment		1	1
Treasury shares cost		(54)	(54)
Legal reserve		44	44
Voluntary reserve		2,399	2,399
Other reserves		(13)	(12)
Other comprehensive income		18	124
Retained earnings		639	351
Equity attributable to owners of the company		3,778	3,596
Non-controlling interest		11	9
Total equity		3,789	3,605

LIABILITIES
NON-CURRENT LIABILITIES
Provisions	11.5	73	100
Income tax and minimum notional income tax provision	11.6	26	26
Deferred tax liability	11.3	46	56
Tax liabilities	11.7	220	212
Defined benefit plans		29	26
Borrowings	12.4	1,841	1,844
Trade and other payables	12.5	81	86
Total non-current liabilities		2,316	2,350

CURRENT LIABILITIES
Provisions	11.5	14	13
Income tax liability	11.6	197	83
Tax liabilities	11.7	69	56
Defined benefit plans		7	6
Salaries and social security payable		24	36
Derivatives		181	-
Borrowings	12.4	39	48
Trade and other payables	12.5	381	397
Total current liabilities		912	639
Total liabilities		3,228	2,989
Total liabilities and equity		7,017	6,594

The accompanying notes are an integral part of these Unaudited Consolidated Condensed Interim Financial Statements.

7

UNAUDITED CONSOLIDATED CONDENSED INTERIM STATEMENT OF CHANGES IN EQUITY
For the three-month period ended March 31, 2026, presented on comparative basis.

(In millions of US$ – unless otherwise stated)

	Equity holders of the company					Retained earnings
	Share capital	Share capital adjustment	Share premium	Treasury shares adjustment	Treasury shares cost	Legal reserve	Voluntary reserve	Other reserves	Other comprehensive income (loss)	Unappropiated retained earnings	Equity attributable to owners	Non-controlling interest	Total equity
Balance as of December 31, 2024	36	191	516	1	(7)	44	1,657	(13)	119	742	3,286	9	3,295
Profit for the three-month period	-	-	-	-	-	-	-	-	-	153	153	1	154
Other comprehensive income for the three-month period	-	-	-	-	-	-	-	-	16	17	33	-	33
Balance as of March 31, 2025	36	191	516	1	(7)	44	1,657	(13)	135	912	3,472	10	3,482
Voluntary reserve constitution	-	-	-	-	-	-	742	-	-	(742)	-	-	-
Treasury shares acquisition	-	-	-	-	(47)	-	-	-	-	-	(47)	-	(47)
Dividens ditribution	-	-	-	-	-	-	-	-	-	-	-	(1)	(1)
Stock compensation plans	-	-	-	-	-	-	-	1	-	-	1	-	1
Profit for the complementary nine-month period	-	-	-	-	-	-	-	-	-	224	224	-	224
Other comprehensive loss for the complementary nine-month period	-	-	-	-	-	-	-	-	(11)	(43)	(54)	-	(54)
Balance as of December 31, 2025	36	191	516	1	(54)	44	2,399	(12)	124	351	3,596	9	3,605
Stock compensation plans	-	-	1	-	-	-	-	(1)	-	-	-	-	-
Profit for the three-month period	-	-	-	-	-	-	-	-	-	214	214	2	216
Other comprehensive (loss) income for the three-month period	-	-	-	-	-	-	-	-	(106)	74	(32)	-	(32)
Balance as of March 31, 2026	36	191	517	1	(54)	44	2,399	(13)	18	639	3,778	11	3,789

The accompanying notes are an integral part of these Unaudited Consolidated Condensed Interim Financial Statements.

8

UNAUDITED CONSOLIDATED CONDENSED INTERIM STATEMENT OF CASH FLOWS

For the three-month period ended March 31, 2026, presented on comparative basis.

(In millions of US$ – unless otherwise stated)

	Note	03.31.2026	03.31.2025
Cash flows from operating activities:
Profit of the period		216	154
Adjustments to reconcile net profit to cash flows from operating activities	14.1	34	3
Changes in operating assets and liabilities	14.2	(483)	(67)
Net cash (used in) generated by operating activities		(233)	90
Cash flows from investing activities:
Payment for property, plant and equipment acquisitions		(265)	(162)
Collection for sales of public securities and shares, net		87	151
Suscription of mutual funds, net		(9)	-
Capital integration in companies		(16)	(31)
Payment for right-of-use		-	(1)
Net cash used in investing activities		(203)	(43)

Cash flows from financing activities:
Proceeds from borrowings	12.4	-	45
Payment of borrowings	12.4	(23)	(70)
Payment of borrowings interests	12.4	(22)	(38)
Repurchase and redemption of corporate bonds	12.4	(2)	(360)
Payments of leases		(6)	(1)
Net cash used in financing activities		(53)	(424)
Decrease in cash and cash equivalents		(489)	(377)

Cash and cash equivalents at the beginning of the year	12.3	725	738
Decrease in cash and cash equivalents		(489)	(377)
Cash and cash equivalents at the end of the period	12.3	236	361

The accompanying notes are an integral part of these Unaudited Consolidated Condensed Interim Financial Statements.

9

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS For the three-month period ended March 31, 2026, presented on comparative basis. (In millions of US$ – unless otherwise stated)

NOTE 1: GENERAL INFORMATION

1.1 General information of the Company

The Company’s principal executive office is located in Maipú 1, Autonomous City of Buenos Aires in Argentina, which participates in the energy sector, mainly in the production of oil and gas and power generation.

In the oil and gas segment, the Company develops an important activity in gas and oil exploration and production, reaching a production level in the three-month period ended March 31, 2026 of 13.8 million m3/day of natural gas and 19.2 thousand boe/day of oil in 9 productive areas and 2 exploratory areas in Argentina. Its main production blocks are located in the Province of Neuquén. Additionally, the Company participates in SESA, an entity dedicated to natural gas liquefaction.

In the generation segment, the Company, directly and through its subsidiaries and joint ventures, has a 5,472 MW installed capacity as of March 31, 2026, which represents approximately 12% of Argentina’s installed capacity, and being one of the largest independent generators in the country.

In the petrochemicals segment, the Company operates 2 high-complexity plants in Argentina producing styrene, synthetic rubber and polystyrene, with a share ranging between 83% and 100%, in the domestic market.

Finally, through the holding, transportation and others segment, the Company participates in the electricity transmission and gas transportation businesses. In the transmission business, the Company jointly controls Citelec, which has a controlling interest in Transener, a company engaged in the operation and maintenance of a 22,446 km high-voltage electricity transmission network in Argentina with an 86% market share of Argentina’s high-voltage transmission lines. In the gas transportation business, the Company jointly controls CIESA, which has a controlling interest in TGS, a company holding a concession for the transportation of natural gas with 9,248 km of gas pipelines in the center, west and south of Argentina, and which is also engaged in the processing and sale of natural gas liquids through the Cerri Complex, located in Bahía Blanca, in the Province of Buenos Aires, in addition to shale gas transportation and conditioning at Vaca Muerta. Additionally, the Company participates in VMOS, an entity that will operate an oil pipeline connecting Vaca Muerta with an offshore export port. Finally, the segment includes advisory services provided to related companies.

1.2 Economic context in which the Company operates

The Company operates in an economic context which main variables are experiencing volatility as a result of political and economic events both in the domestic and international spheres.

During the first quarter of 2026, the Argentine economy continued to undergo an economic stabilization process and recorded a cumulative 9.4% inflation, with monthly levels of around 3%, considering the CPI.

10

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2026, presented on comparative basis.

(In millions of US$ – unless otherwise stated)

NOTE 1: (Continuation)

At the international level, during the first quarter of 2026 geopolitical tensions in the Middle East intensified due to the military conflict in the region, affecting the international energy market. In particular, attacks on energy infrastructure and the disruption of maritime traffic through the Strait of Hormuz, a strategic corridor for oil trade, led to restrictions on crude oil production and exports, and increased logistics costs which in turn drove the rebound in Brent crude oil prices in the international market.

During the first quarter of 2026, Brent crude oil prices recorded a significant increase, rising from levels close to US$ 60/bbl in early 2026 to values above US$ 100/bbl by the end of March 2026.

In this context, during the first quarter of 2026 international organizations revised their estimates for the global economy, adjusting inflation forecasts upward and moderating global growth prospects for the current fiscal year.

The context of volatility and uncertainty continues as of the date of issuance of these Consolidated Condensed Interim Financial Statements and it is not possible to foresee the macroeconomic and financial situation of Argentina or the international context’ evolution or what new measures might be announced.

The Company’s Management permanently monitors the evolution of the variables affecting its business to define its course of action and identify potential impacts on its assets and financial position.

The Company’s Consolidated Condensed Interim Financial Statements should be read in light of these circumstances.

NOTE 2: REGULATORY FRAMEWORK

The main regulations applicable to the Company’s activities, identified during 2026, are detailed below. It is worth highlighting that this is not an exhaustive list of all regulations the Company is subject to.

2.1	Oil and Gas

2.1.1 Assignment of gas contracts with ENARSA

SE Resolution No. 54/26 extended by 180 calendar days the deadline for producers, opting into the assignment of ENARSA contracts to distributors and CAMMESA, to submit the corresponding notice to the SE. Distributors are required to opt in within the same term. In turn, ENARGAS will oversee the assignment and volume allocation process through a procedure to be determined jointly with ENARSA.

2.1.2 Compensation for Natural Gas consumption subsidies

ENARGAS Resolution No. 101/26 repealed ENARGAS Resolution No. 125/25 and approved a new reporting procedure related to the Focused Energy Subsidies (SEF) regime created by Executive Order No. 943/25 under the unification of national energy subsidies and the elimination of income-level segmentation, to be replaced by a user allocation scheme distinguishing between subsidized and non-subsidized users.

11

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2026, presented on comparative basis.

(In millions of US$ – unless otherwise stated)

NOTE 2: (Continuation)

However, ENARGAS Resolution No. 101/26 preserves the criterion whereby subsidy compensations are received by natural gas producers and applied as a deduction in billings to distributors.

Within the framework of the new SEF regime, PEN Executive Order No. 26/26 provides that the price awarded to each producer participating in the Gas.Ar Plan may be above, below or in line with the Uniform Annual Price (“PAU”), depending on the time of year and taking into account the applicable seasonal adjustment factor.

In the months in which the PAU is higher than the Gas.Ar Plan price, the difference will be recorded as a credit balance, which will be applied to offset the months in which the opposite situation occurs. This mechanism will under no circumstances affect the price receivable by producers under the Gas.Ar Plan. Along the same line, SE Resolution No. 23/26 establishes the PAU to be passed on to end users under the natural gas supply agreements entered into under the Gas.Ar Plan.

2.2	Generation
2.2.1	MAT Regime

On March 27, 2026, SE Resolution No. 78/26 amended SE Resolution No. 400/25 and, effective April 1, 2026, permanently established the monthly filing regime for energy and capacity contracts within the WEM with a minimum of 5 days’ advance notice.

2.2.2 Energy Plus Contracts

As of March 31, 2026, the Company no longer markets capacity and energy under Energy Plus contracts.

2.2.3 Remuneration for assigned generation

SE Resolution No. 34/26 updated the remuneration values for assigned generation, establishing 2% increases applicable to the economic transactions for January 2026. The maximum WEM spot price for January 2026 amounted to $14,669/MWh.

2.3	Gas Transportation
2.3.1	TGS’s Tariff situation

As part of the monthly updates to natural gas transportation tariffs, in 2026 TGS received monthly increases of 2.03%, 2.63%, 2.27%, and 1.94%, effective January through April 2026, respectively.

12

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2026, presented on comparative basis.

(In millions of US$ – unless otherwise stated)

NOTE 2: (Continuation)

2.3.2	Contractual reorganization

Under Executive Order No. 49/26, the Federal Government extended the emergency in the National Energy Sector for the natural gas transportation and distribution segments until December 31, 2027.

Within that framework, SE Resolution No. 66/26 provided for the reconfiguration of the Republic of Argentina’s natural gas transportation system aiming to optimize use, ensure adequate supply and improve the system’s operational efficiency. It also instructed ENARGAS to adjust tariff schemes, service regulations and capacity allocation mechanisms under its regulatory authority, while preserving the revenue determined in the FTR as an essential condition.

On April 14, 2026, ENARGAS Resolution No. 409/26 instructed licensees to enter into new firm transportation contracts, effective May 2026, in line with the guidelines set forth in SE Resolution No. 66/26. It also recognized the firm nature of certain exchange and displacement contracts specified in the resolution.

On April 29, 2026, through ENARGAS Resolution No. 448/26, the tariff schedules incorporating the reorganization were published. The application of such resolution did not have a significant impact on TGS’s financial position or results of operations.

2.4	Transmission

Transener and Transba tariff situation

Within the framework of the FTR carried out in 2025, ENRE continued applying the monthly tariff adjustment mechanism based on the CPI and IPIM indexes and established 1.88%, 2.55%, 2.07%, 1.61% and 2.35% tariff increases from January through May 2026, respectively.

2.5	Tax regulations

2.5.1 Income tax

Tax inflation adjustment

Law No. 27,802, published in the BO on March 6, 2026, establishes the adjustment of tax losses carryforwards generated in fiscal years beginning on or after January 1, 2025, inclusive, considering the variation in the CPI between the closing month of the fiscal year in which they arise and the closing month of the fiscal year being assessed.

13

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2026, presented on comparative basis.

(In millions of US$ – unless otherwise stated)

NOTE 2: (Continuation)

2.5.2 Other Regimes

2.5.2.1 Hydrocarbon Export Duties Regime

Pursuant to PEN Executive Order No. 488/20, oil, natural gas and liquefied gas exports are exempt from export duties provided that the Brent crude oil price published by the SE at the end of each month is equal to or lower than US$ 45/bbl. Under this regime, the export duty rate is subject to a gradual increase of up to 8% as the reference price increases, reaching 8% when the price is equal to or higher than US$ 60/bbl.

PEN Executive Order No. 59/26 updated the export duties regime applicable to crude oil and introduced a distinction between conventional and unconventional crude oil production. Under the updated regime, conventional crude oil exports are exempt from export duties when the international Brent crude oil price is equal to or lower than US$ 65/bbl, and are subject to a rate increasing gradually up to 8% according to a formula based on the increase in the reference price, reaching 8% when the price is equal to or higher than US$ 80/bbl. The Executive Order entered into effect on February 20, 2026, pursuant to SE Resolution No. 42/26.

As of March 31, 2026, crude oil and natural gas exports are subject to an 8% export duty rate.

2.5.2.2 RIGI amendment

Pursuant to Executive Order No. 105/26, dated February 19, 2026, the deadline to apply for the RIGI was extended until July 8, 2027. In addition, the decree expanded the list of eligible projects to include, among others: (i) the construction of infrastructure for the collection, treatment, processing, fractionation, and liquefaction of natural gas, as well as the transportation of natural gas intended for the export of liquefied natural gas; (ii) the exploration and production of new onshore liquid and gaseous hydrocarbon developments located in areas that, at the time of submitting the application for adhesion, do not have existing investments in exploration or production activities; and (iii) the exploration and production of new offshore liquid and gaseous hydrocarbon developments. Additionally, it set a minimum investment threshold of US$ 600 million for onshore developments and US$ 200 million for offshore developments.

Where activities not covered by the RIGI coexist within the same hydrocarbon area, segregation and traceability must be ensured through independent measurement systems and the Single Project Vehicle (“SPV”) must be the exclusive owner of the assets, rights, and operations associated with the RIGI-eligible project.

NOTE 3: BASIS OF PREPARATION

These Consolidated Condensed Interim Financial Statements for the three-month period ended March 31, 2026 have been prepared pursuant to the provisions of IAS 34, “Interim Financial Information” as issued by the IASB, are expressed in millions of US dollars and were approved for their issuance by the Company’s Board of Directors on May 6, 2026.

The information included in the Consolidated Condensed Interim Financial Statements is recorded and presented in US dollars, which is the Company’s functional currency.

14

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2026, presented on comparative basis.

(In millions of US$ – unless otherwise stated)

NOTE 3: (Continuation)

This consolidated condensed interim financial information had been prepared under the historical cost convention, modified by the measurement of financial assets at fair value through profit or loss and derivatives and they should be read together with the Consolidated Financial Statements as of December 31, 2025, which have been prepared under IFRS Accounting Standards as issued by the IASB.

These Consolidated Condensed Interim Financial Statements for the three-month period ended March 31, 2026 have not been audited. The Company’s management estimates they include all the necessary adjustments to state fairly the results of operations for the period. The results for the three-month period ended March 31, 2026, does not necessarily reflect in proportion the Company’s results for the complete year.

The accounting policies have been consistently applied to all entities within the Group.

Comparative information

The information as of December 31, 2025 and for the three-month period ended March 31, 2025, disclosed for comparative purposes, arises from the Consolidated Financial Statements as of those dates.

Additionally, certain non-significant reclassifications have been made to the Consolidated Financial Statements´ figures disclosed for comparative purposes to keep the consistency in the presentation with the current period figures.

NOTE 4: ACCOUNTING POLICIES

The accounting policies applied in these Consolidated Condensed Interim Financial Statements are consistent with those used in the Consolidated Financial Statements for the last fiscal year, which ended on December 31, 2025.

4.1 New accounting standards, amendments and interpretations issued by the IASB effective as of December 31, 2026 and adopted by the Company

The Company has applied the following standards and / or amendments for the first time as of January 1, 2026:

-	IFRS 9 and IFRS 7 - “Financial Instruments and Disclosures” (amended in May 2024 and December 2024).
-	IMPROVEMENTS TO IFRS – Volume 11 (July 2024)

The application of the detailed standards and amendments did not have any impact on the results of the operations or the financial position of the Company.

15

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2026, presented on comparative basis.

(In millions of US$ – unless otherwise stated)

NOTE 4: (Continuation)

4.2 New accounting standards, amendments and interpretations issued by the IASB not yet effective and not early adopted by the Company

Pursuant to CNV General Resolution No. 972/23, early application of IFRS accounting standards and/or amendments thereto is not permitted unless specifically permitted at the time of adoption.

As of March 31, 2026, the Company has not early applied the following standards and/or amendments:

-	IFRS 18 - “Presentation and Disclosure in Financial Statements”: issued in April 2024. It establishes new presentation and disclosure requirements aiming to ensure that financial statements provide relevant information faithfully representing an entity’s situation. The standard does not affect the recognition or measurement of financial statement items; however, it introduces new requirements for improved comparability among entities. Specifically, the following are worth mentioning: (i) the classification of income and expenses into operating, investing and financing categories; (ii) the incorporation of required subtotals; and (iii) the disclosure of performance measures defined by management. The standard is applicable retrospectively to fiscal years and interim periods beginning on or after January 1, 2027, allowing for early adoption. The Company is currently analyzing the disclosure impact on the financial statements in relation to the application of the standard.
-	IFRS 19 - “Subsidiaries without Public Accountability: Disclosures”: issued in May 2024. It allows for reduced disclosures for entities without public accountability that are subsidiaries of an entity preparing consolidated financial statements available for public use and in compliance with IFRS accounting standards. Subsequently, in August 2025, amendments were introduced reducing disclosure requirements related to supplier financing arrangements, lack of exchangeability of currency and international tax reform, and replacing disclosure requirements regarding management-defined performance measures with a cross-reference to IFRS 18 for entities using such measures. The standard and its amendments are effective for fiscal periods beginning on or after January 1, 2027, with early adoption permitted. The application of this standard will not impact the Company’s operating results or financial position.
-	IAS 21 - “Effects of Changes in Foreign Exchange Rates”: In November 2025, IAS 21 was amended regarding the translation of financial statements for presentation in a currency different from the functional currency, and certain disclosure requirements were introduced. In particular, for the translation from a non-hyperinflationary functional currency to a hyperinflationary presentation currency, it establishes that all amounts (assets, liabilities, equity items, income and expenses, including comparative information) are translated at the closing exchange rate. The amendments are retrospectively applicable for annual periods beginning on or after January 1, 2027, with early adoption permitted. The application of this amendments will not impact the Company’s information.

16

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2026, presented on comparative basis.

(In millions of US$ – unless otherwise stated)

NOTE 5: GROUP STRUCTURE

5.1	Interest in subsidiaries, associates and joint ventures
5.1.1	Subsidiaries information

Unless otherwise indicated, the country is also the principal place where the subsidiary carries out its activities.

			03.31.2026	12.31.2025
Company	Country	Main activity	Direct and indirect participation %	Direct and indirect participation %
Recursos Energéticos S.A.U.	Argentina	Generation	100.00%	100.00%
EISA	Uruguay	Investment	100.00%	100.00%
Enecor S.A.	Argentina	Electricity transportation	70.00%	70.00%
FEPASAU	Argentina	Fertilizers	100.00%	100.00%
Fideicomiso CIESA	Argentina	Investment	100.00%	100.00%
GASA	Argentina	Investment	100.00%	100.00%
HIDISA	Argentina	Generation	61.00%	61.00%
HINISA	Argentina	Generation	52.04%	52.04%
OCP	Gran Cayman	Investment	100.00%	100.00%
OPGSA	Argentina	Oil	100.00%	100.00%
PAMPA E&P S.A.U.	Argentina	Oil	100.00%	100.00%
PB18	Ecuador	Oil	100.00%	100.00%
PEB	Bolivia	Investment	100.00%	100.00%
PECSA	Chile	Trader	100.00%	100.00%
PESOSA	Argentina	Trader	100.00%	100.00%
Petrolera San Carlos S.A.	Venezuela	Oil	100.00%	100.00%
PISA	Uruguay	Investment	100.00%	100.00%
VAR	Argentina	Generation	100.00%	100.00%
Vientos Solutions Argentina S.A.U.	Argentina	Advisory services	100.00%	100.00%

17

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2026, presented on comparative basis.

(In millions of US$ – unless otherwise stated)

NOTE 5: (Continuation)

5.1.2	Associates and joint ventures information

The following table presents the main activity and the financial information used for valuation and percentages of participation in associates and joint ventures:

		Information about the issuer
	Main activity	Date	Share capital	Profit (Loss) of the period	Equity	Direct and indirect participation %
Associates
SESA	Gas treatment	03.31.2026	1.00	1	96	20.00%
VMOS	Hydrocarbon transportation	03.31.2026	115.00	8	382	10.20%

Joint ventures
CIESA (1)	Investment	03.31.2026	0.46	63	1,399	50.00%
Citelec (2)	Investment	03.31.2026	0.40	24	384	50.00%
CTB	Generation	03.31.2026	6.00	42	526	50.00%

(1) The Company holds a 50% interest in CIESA, a company that holds a 53.83% interest in TGS’s capital stock; therefore, the Company has a 26.91% interest in TGS.

As of March 31, 2026, TGS’s common shares and ADR traded on the BCBA and NYSE were listed at $ 10,150.00 and US$ 34.61, respectively, conferring Pampa’s holding an approximate market value of US$ 1,402 million ($ 2,056,352 million).

(2) The Company has a 50% interest in Citelec, a company that holds a 52.65% interest in Transener’s capital stock; therefore, the Company has a 26.33% indirect interest in Transener. As of March 31, 2026, Transener’s common share price listed at the BCBA was $ 4,190.00, conferring Pampa’s indirect holding an approximate market value of US$ 354.91 million ($ 490,483 million).

18

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2026, presented on comparative basis.

(In millions of US$ – unless otherwise stated)

NOTE 5: (Continuation)

The detail of the balances of investments in associates and joint ventures is as follows:

	03.31.2026	12.31.2025
Disclosed in non-current assets
Associates
VMOS	44	31
SESA	19	12
Total associates	63	43

Joint ventures
CIESA	743	618
Citelec	192	156
CTB	263	242
Total joint ventures	1,198	1,016
Total associates and joint ventures	1,261	1,059

The following table shows the breakdown of the result from investments in associates and joint ventures:

	03.31.2026	03.31.2025
Associates
SESA	3	-
VMOS	1	-
Total associates	4	-

Joint ventures
CIESA	30	25
Citelec	12	8
CTB	21	13
Total joint ventures	63	46
Total associates and joint ventures	67	46

19

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2026, presented on comparative basis.

(In millions of US$ – unless otherwise stated)

NOTE 5: (Continuation)

The evolution of investments in associates and joint ventures is as follows:

	03.31.2026	03.31.2025
At the beginning of the year	1,059	993
Capital contribution	16	31
Share of profit	67	46
Exchange differences on translation	119	33
At the end of the period	1,261	1,103

5.1.3	CIESA - TGS

Perito Moreno Gas Pipeline (GPM) Expansion

In March 2026, TGS conducted a public call for tenders to award incremental transport capacity associated with the expansion of the GPM. TGS received capacity demand requests for more than 32 million m³/day. On April 15, 2026, 5.4 million m³/day were awarded. The remaining capacity will be offered and awarded by TGS in the upcoming months.

The Company and certain subsidiaries participated in TGS’s call and were awarded a total volume of 3.2 million m³/day over a 35-year term.

Weather event

During the period ended March 31, 2026, TGS recorded $3,384 million losses arising from expenses related to the weather event of March 7, 2025, which resulted in the flooding of the Cerri Complex, and received $ 11,865 million from insurance companies as an advance payment on account of the total settlement of the claim.

5.1.4	SESA

San Matías Pipeline Project

In addition to the gas liquefaction project to be developed by SESA, which includes the installation of two liquefaction vessels in the Gulf of San Matías, San Matías Pipeline S.A. (“SMP”) will be responsible for the construction and operation of a dedicated pipeline connecting gas production from Vaca Muerta, in Neuquén, to the Gulf of San Matías, in Río Negro, to supply the liquefaction vessels intended for LNG exports. The project involves the construction of a 36-inch diameter pipeline of approximately 470 km in length with a transportation capacity of up to 28 million m³/day. The Company will hold a 20% participation in the project.

20

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2026, presented on comparative basis.

(In millions of US$ – unless otherwise stated)

NOTE 5: (Continuation)

5.2	Oil and gas participations

Assets and liabilities as of March 31, 2026 and December 31, 2025 and the production cost of the Joint Operations and Consortiums in which the Company participates corresponding to the three-month periods ended March 31, 2026 and 2025 are detailed below:

	03.31.2026	12.31.2025

Non-current assets	135	122
Current assets	8	9
Total assets	143	131

Non-current Liabilities	44	40
Current Liabilities	17	21
Total liabilities	61	61

	03.31.2026	03.31.2025

Production cost	14	23

It is worth highlighting that the information presented does not include charges recorded by the Company as a member of the Joint Operations and Consortiums.

NOTE 6: RISKS

6.1 Critical accounting estimates and judgments

The preparation of these Consolidated Condensed Interim Financial Statements requires the Company’s Management to make future estimates and assessments, to apply critical judgment and to establish assumptions affecting the application of accounting policies and the amounts of disclosed assets and liabilities, and income and expenses.

Those estimates and judgments are evaluated on a continuous basis and are based on past experiences and other reasonable factors under the existing circumstances. Actual future results might differ from the estimates and evaluations made at the date of preparation of these Consolidated Condensed Interim Financial Statements.

In the preparation of these Consolidated Condensed Interim Financial Statements, management judgements on applying the Company’s accounting policies and sources of information used for the respective estimates are the same as those applied in the Consolidated Financial Statements for the fiscal year ended December 31, 2025.

21

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2026, presented on comparative basis.

(In millions of US$ – unless otherwise stated)

NOTE 6: (Continuation)

6.2 Financial risk management

The Company’s activities are subject to several financial risks: market risk (including the exchange rate risk, the interest rate risk and price risk), credit risk and liquidity risk.

No significant changes have arisen in risk management policies since last fiscal year.

NOTE 7: SEGMENT INFORMATION

The Company is a fully integrated power company in Argentina, which participates mainly in the production of oil and gas and power generation.

Through its own activities, subsidiaries and shareholdings in joint ventures and associates, and based on the business nature, customer portfolio and risks involved, the following business segments have been identified:

Oil and Gas, principally consisting of the Company’s interests in oil and gas areas, the activities of Pampa Energía S.A. - Sucursal Dedicada Proyecto RDA and direct and indirect interest in SESA and PECSA.

Generation, principally consisting of the Company’s direct and indirect interests in HINISA, HIDISA, VAR, CTB, TMB, TJSM and through its own electricity generation activities through thermal plants CTG, CPB, Piquirenda, CTLL, CTGEBA, Ecoenergía, CTPP, CTIW, the HPPL hydroelectric complex and PEPE II, PEPE III, PEPE IV and PEPE VI wind farms.

Petrochemicals, principally comprising of the Company’s own styrenics operations and the catalytic reformer plant operations conducted in local plants.

Holding, Transportation and Others, principally consisting of our stake in joint businesses CITELEC, CIESA and their respective subsidiaries holding the concession over high-voltage electricity transmission and gas transportation, respectively, the direct and indirect interests in VMOS, Oldelval and OCP, holding activities, and other investment activities.

The Company manages its operating segment based on its individual net result in U.S. dollars.

22

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2026, presented on comparative basis.

(In millions of US$ – unless otherwise stated)

NOTE 7: (Continuation)

	in million of US$
Consolidated profit and loss information for the three-month period ended March 31, 2026	Oil and gas	Generation	Petrochemicals	Holding, Transportation and others	Eliminations	Consolidated
Revenue - local market	111	279	53	8	-	451
Revenue - foreign market	87	-	35	-	-	122
Intersegment revenue	49	-	-	-	(49)	-
Cost of sales	(178)	(170)	(81)	-	49	(380)
Gross profit	69	109	7	8	-	193

Selling expenses	(22)	(1)	(3)	-	-	(26)
Administrative expenses	(21)	(11)	(2)	(10)	-	(44)
Other operating income	2	4	-	3	-	9
Other operating expenses	(3)	(5)	(5)	(6)	-	(19)
Impairment of inventories	(1)	-	-	-	-	(1)
Impairment of financial assets	(1)	-	-	-	-	(1)
Share of profit from associates and joint ventures	3	21	-	43	-	67
Operating income (loss)	26	117	(3)	38	-	178

Financial income	-	4	-	-	-	4
Financial costs	(25)	(9)	-	(5)	-	(39)
Other financial results	10	20	(9)	(14)	-	7
Financial results, net	(15)	15	(9)	(19)	-	(28)
Profit (Loss) before income tax	11	132	(12)	19	-	150

Income tax	94	(42)	4	10	-	66
Profit (Loss) of the period	105	90	(8)	29	-	216

Depreciation and amortization	87	35	-	-	-	122

23

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2026, presented on comparative basis.

(In millions of US$ – unless otherwise stated)

NOTE 7: (Continuation)

	in million of US$
Consolidated profit and loss information for the three-month period ended March 31, 2026	Oil and gas	Generation	Petrochemicals	Holding, Transportation and others	Eliminations	Consolidated
Total profit (loss) of the period attributable to:
Owners of the company	105	88	(8)	29	-	214
Non-controlling interest	-	2	-	-	-	2

Consolidated financial position information as of March 31, 2026
Assets	2,977	2,691	139	1,275	(65)	7,017
Liabilities	2,184	581	59	469	(65)	3,228

Net book values of property, plant and equipment (1)	2,013	1,336	-	35	-	3,384

Additional consolidated information as of March 31, 2026
Increases in property, plant and equipment	196	2	-	1	-	199

(1)	Assets located in Argentina

24

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2026, presented on comparative basis.

(In millions of US$ – unless otherwise stated)

NOTE 7: (Continuation)

	in million of US$
Consolidated profit and loss information for the three-month period ended March 31, 2025	Oil and gas	Generation	Petrochemicals	Holding, Transportation and others	Eliminations	Consolidated
Revenue - local market	94	194	57	7	-	352
Revenue - foreign market	26	1	35	-	-	62
Intersegment revenue	26	-	-	-	(26)	-
Cost of sales	(118)	(103)	(90)	-	26	(285)
Gross profit	28	92	2	7	-	129

Selling expenses	(17)	(1)	(3)	-	-	(21)
Administrative expenses	(21)	(11)	(2)	(9)	-	(43)
Other operating income	4	6	19	3	-	32
Other operating expenses	(3)	(1)	(4)	(14)	-	(22)
Share of profit from associates and joint ventures	-	13	-	33	-	46
Operating income	(9)	98	12	20	-	121

Financial income	-	6	27	-	-	33
Financial costs	(25)	(12)	-	(4)	-	(41)
Other financial results	(4)	31	(1)	11	-	37
Financial results, net	(29)	25	26	7	-	29
Profit (Loss) before income tax	(38)	123	38	27	-	150

Income tax	(11)	2	4	9	-	4
Profit (Loss) of the period	(49)	125	42	36	-	154

Depreciation and amortization	52	31	1	-	-	84

25

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2026, presented on comparative basis.

(In millions of US$ – unless otherwise stated)

NOTE 7: (Continuation)

	in million of US$
Consolidated profit and loss information for the three-month period ended March 31, 2025	Oil and gas	Generation	Petrochemicals	Holding, Transportation and others	Eliminations	Consolidated
Total profit (loss) of the period attributable to:
Owners of the company	(49)	124	42	36	-	153
Non-controlling interest	-	1	-	-	-	1

Consolidated financial position information as of December 31, 2025
Assets	2,513	3,046	147	931	(43)	6,594
Liabilities	1,737	668	73	554	(43)	2,989

Net book values of property, plant and equipment (1)	1,896	1,370	-	37	-	3,303

Additional consolidated information as of March 31, 2025
Increases in property, plant and equipment and intangible assets	147	9	3	3	-	162

(1)  Assets located in Argentina

26

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2026, presented on comparative basis.

(In millions of US$ – unless otherwise stated)

NOTE 8: REVENUE

	03.31.2026	03.31.2025

Gas sales	88	94
Oil sales	107	22
Other sales	3	4
Oil and gas sales subtotal (1)	198	120

Energy sales in Spot Market	163	76
Energy sales by supply contracts	99	90
Fuel supply	16	27
Other sales	1	2
Generation sales subtotal	279	195

Products from catalytic reforming sales	40	43
Styrene sales	13	13
Synthetic rubber sales	17	20
Polystyrene sales	18	16
Petrochemicals sales subtotal	88	92

Technical assistance and administration services sales	8	7
Holding, Transportation and others subtotal	8	7
Total revenue (2) (3)	573	414

(1)	See Note 12.7.
(2)	Revenues from CAMMESA represent 41% and 44% of total revenues from sales for the three-month periods ended March 31, 2026 and 2025, respectively, and correspond mainly to the Oil and gas and Generation segments.
(3)	Including US$ 7.9 million and US$ 1.9 million in the Oil and gas segment and US$ 1.5 million and US$ 2 million in the Petrochemical segment corresponding to export duties for the three-month periods ended March 31, 2026 and 2025, respectively.

27

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2026, presented on comparative basis.

(In millions of US$ – unless otherwise stated)

NOTE 9: COST OF SALES

	03.31.2026	03.31.2025
Inventories at the beginning of the year	231	223

Plus: Charges of the period
Purchases of inventories, energy and gas	117	98
Salaries and social security charges	21	23
Employees benefits	3	4
Defined benefit plans	1	1
Works contracts, fees and compensation for services	36	33
Property, plant and equipment depreciation	113	81
Intangible assets amortization	1	1
Right-of-use assets amortization	6	-
Energy transportation	2	3
Transportation and freights	13	11
Consumption of materials	6	8
Penalties	2	1
Maintenance	17	16
Canons and royalties	34	20
Environmental control	1	1
Rental and insurance	7	5
Surveillance and security	2	2
Taxes, rates and contributions	3	2
Other	2	2
Total charges of the period	387	312
Less: Inventories at the end of the period	(238)	(250)
Total cost of sales	380	285

28

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2026, presented on comparative basis.

(In millions of US$ – unless otherwise stated)

NOTE 10: OTHER ITEMS OF THE STATEMENT OF COMPREHENSIVE INCOME

10.1 Selling expenses

	03.31.2026	03.31.2025
Salaries and social security charges	1	1
Fees and compensation for services	1	-
Taxes, rates and contributions	3	4
Transportation and freights	20	15
Other	1	1
Total selling expenses	26	21

10.2 Administrative expenses

	03.31.2026	03.31.2025
Salaries and social security charges	18	18
Employees benefits	1	2
Defined benefit plans	1	2
Fees and compensation for services	14	10
Directors' and Syndics' fees	1	1
Property, plant and equipment depreciation	2	2
Maintenance	1	2
Transport and per diem	1	-
Taxes, rates and contributions	3	4
Other	2	2
Total administrative expenses	44	43

29

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2026, presented on comparative basis.

(In millions of US$ – unless otherwise stated)

NOTE 10: (Continuation)

10.3 Other operating income and expenses

	03.31.2026	03.31.2025
Other operating income
Insurance recovery	2	8
Recovery of provision for contingencies	-	17
Dividends received	2	-
Commercial interests	4	3
Other	1	4
Total other operating income	9	32

Other operating expenses
Provision for contingencies	(4)	(10)
Results from derecognition of property, plant and equipment	(2)	-
Tax on bank transactions	(5)	(7)
Donations and contributions	(1)	-
Costs of concessions agreements completion	(1)	-
Other	(6)	(5)
Total other operating expenses	(19)	(22)

30

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2026, presented on comparative basis.

(In millions of US$ – unless otherwise stated)

NOTE 10: (Continuation)

10.4 Financial results

	03.31.2026	03.31.2025
Financial income
Financial interests	4	33
Total financial income	4	33

Financial costs
Financial interests (1)	(32)	(35)
Fiscal interests	(5)	(4)
Bank and other financial expenses	(2)	(2)
Total financial costs	(39)	(41)

Other financial results
Foreign currency exchange difference, net	(3)	6
Changes in the fair value of financial instruments	11	32
Result from present value measurement	(1)	(1)
Total other financial results	7	37
Total financial results, net	(28)	29

(1)	Net of US$ 3 million of borrowing costs capitalized in property, plant and equipment corresponding to the three-month period ended March 31, 2026. There are no borrowing costs capitalized in the three-month period ended March 31, 2025.

31

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2026, presented on comparative basis.

(In millions of US$ – unless otherwise stated)

NOTE 10: (Continuation)

10.5 Income tax

The breakdown of income tax charge is:

	03.31.2026	03.31.2025
Current tax	113	52
Deferred tax	(179)	(56)
Total income tax - Profit	(66)	(4)

Below is a reconciliation between income tax expense and the amount resulting from application of the tax rate on the profit before taxes:

	03.31.2026	03.31.2025
Profit before income tax	150	150
Current income tax rate	35%	35%
Income tax at the statutory tax rate	53	53
Share of profit from companies	(23)	(16)
Effects of exchange differences and other results associated with the valuation of the currency, net	(41)	27
Effects of valuation of property, plant and equipment, intangible assets and financial assets	(118)	(94)
Effect for tax inflation adjustment	51	33
Other	12	(7)
Total income tax - Profit	(66)	(4)

32

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2026, presented on comparative basis.

(In millions of US$ – unless otherwise stated)

NOTE 11: NON-FINANCIAL ASSETS AND LIABILITIES

11.1	Property, plant and equipment
	Original values
Type of good	At the beginning	Increases (1)	Transfers	Decreases	At the end

Lands	11	-	-	-	11
Buildings	178	-	-	-	178
Vehicles	10	1	-	-	11
Furniture and fixtures, tools and software and communication equipment	54	1	1	-	56
Thermal generation plants	1,288	-	5	(3)	1,290
Renewable generation plants	711	-	-	-	711
Mining property, wells and drilling equipment	2,554	-	66	-	2,620
Drilling and work in progress	631	197	(72)	-	756
Other goods	1	-	-	-	1
Total at 03.31.2026	5,438	199	-	(3)	5,634
Total at 03.31.2025	4,390	161	-	-	4,551

(1) Includes US$ 3 million of borrowing costs capitalized in property, plant and equipment corresponding to the three-month period ended March 31,2026. There are no borrowing costs capitalized in the three-month period ended March 31, 2025.

33

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2026, presented on comparative basis.

(In millions of US$ – unless otherwise stated)

NOTE 11: (Continuation)

	Depreciation			Net book values
Type of good	At the beginning	For the period	At the end	At the end	At 12.31.2025

Lands	-	-	-	11	11
Buildings	(79)	(1)	(80)	98	99
Vehicles	(8)	-	(8)	3	2
Furniture and fixtures, tools and software and communication equipment	(39)	(2)	(41)	15	15
Thermal generation plants	(635)	(22)	(657)	633	653
Renewable generation plants	(113)	(9)	(122)	589	598
Mining property, wells and drilling equipment	(1,260)	(81)	(1,341)	1,279	1,294
Drilling and work in progress	-	-	-	756	631
Other goods	(1)	-	(1)	-	-
Total at 03.31.2026	(2,135)	(115)	(2,250)	3,384
Total at 03.31.2025	(1,783)	(83)	(1,866)	2,685
Total at 12.31.2025					3,303

34

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2026, presented on comparative basis.

(In millions of US$ – unless otherwise stated)

NOTE 11: (Continuation)

11.2 Intangible assets

	Original values
Type of good	At the beginning	Increases	At the end

Concession agreements	2	-	2
Goodwill	35	-	35
Intangible identified in acquisitions of companies	71	-	71
Digital assets	1	-	1
Total at 03.31.2026	109	-	109
Total at 03.31.2025	111	1	112

	Amortization
Type of good	At the beginning	For the period	At the end

Concession agreements	(2)	-	(2)
Intangible identified in acquisitions of companies	(18)	(1)	(19)
Total at 03.31.2026	(20)	(1)	(21)
Total at 03.31.2025	(16)	(1)	(17)

	Net book values
Type of good	At the end	At 12.31.2025

Goodwill	35	35
Intangible identified in acquisitions of companies	52	53
Digital assets	1	1
Total at 03.31.2026	88
Total at 03.31.2025	95
Total at 12.31.2025		89

35

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2026, presented on comparative basis.

(In millions of US$ – unless otherwise stated)

NOTE 11: (Continuation)

11.3 Deferred tax assets and liabilities

The composition of the deferred tax assets and liabilities is as follows:

	03.31.2026	12.31.2025
Tax loss carryforwards	8	2
Property, plant and equipment, intangible assets, right of use assets and inventories	194	95
Derivatives	65	-
Provisions and other non-deductible liabilities	51	55
Other assets	3	4
Deferred tax asset	321	156
Property, plant and equipment, intangible assets and inventories	(46)	(115)
Investments in companies	(11)	(10)
Financial assets at fair value through profit and loss	(16)	(20)
Derivatives	-	(16)
Trade and other receivables	(1)	(2)
Provisions and other non-deductible liabilities	-	(6)
Deferred tax liability	(74)	(169)

Deferred tax assets and liabilities are offset only when there is a legally enforceable right to offset tax assets and liabilities; and when deferred income tax charges are associated with the same fiscal authority. Therefore, they are disclosed in the Consolidated Condensed Interim Statement of Financial Position:

	03.31.2026	12.31.2025
Deferred tax asset, net	293	43
Deferred tax liability, net	(46)	(56)

36

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2026, presented on comparative basis.

(In millions of US$ – unless otherwise stated)

NOTE 11: (Continuation)

11.4 Inventories

	03.31.2026	12.31.2025
Current
Materials and spare parts	163	158
Advances to suppliers	12	9
In process and finished products	63	64
Total (1)	238	231

(1) It includes impairment loss as a result of the performed recoverability assessment for US$ 0.66 million, US$ 0.37 million and US$ 0.36 million for the three-month periods ended March 31, 2026 and 2025 and for the year ended December 31, 2025.

11.5 Provisions

	03.31.2026	12.31.2025
Non-Current
Contingencies	26	53
Asset retirement obligation and wind turbines decommisioning	29	29
Environmental remediation	18	18
Total Non-Current	73	100

Current
Asset retirement obligation and wind turbines decommisioning	5	5
Environmental remediation	4	4
Other provisions	5	4
Total Current	14	13

37

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2026, presented on comparative basis.

(In millions of US$ – unless otherwise stated)

NOTE 11: (Continuation)

The evolution of provisions is shown below:

	03.31.2026
	Contingencies	Asset retirement obligation and decommisioning of wind turbines	Environmental remediation
At the beginning of the year	53	34	22
Increases	4	-	-
Utilization	(33)	-	-
Foreign currency exchange difference	2	-	-
At the end of the period	26	34	22

	03.31.2025
	Contingencies	Asset retirement obligation and decommisioning of wind turbines	Environmental remediation
At the beginning of the year	95	30	18
Increases	11	1	1
Utilization	(1)	(1)	-
Foreign currency exchange difference	(1)	-	-
Decreases	(45)	-	-
At the end of the period	59	30	19

Provision for lawsuits and contingencies

In the claim initiated by POSA for alleged breaches of the Assignment Agreement entered into in 2016, on March 31, 2026, the National Court of Appeals in Commercial Matters disallowed the nullity appeal filed by the Company against the Final Award.

38

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2026, presented on comparative basis.

(In millions of US$ – unless otherwise stated)

NOTE 11: (Continuation)

11.6 Income tax and minimum notional income tax provision

	03.31.2026	12.31.2025
Non-current
Income tax	24	22
Minimum notional income tax	2	4
Total non-current	26	26

Current
Income tax	197	83
Total current	197	83

11.7 Tax liabilities

	03.31.2026	12.31.2025
Non-current
Payment plans	220	212
Total non-current	220	212

Current
Value added tax	8	2
Personal assets tax provision	14	11
Tax withholdings to be deposited	14	11
Payment plans	15	14
Royalties	16	12
Other	2	6
Total current	69	56

39

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2026, presented on comparative basis.

(In millions of US$ – unless otherwise stated)

NOTE 12: FINANCIAL ASSETS AND LIABILITIES

12.1	Financial assets at fair value through profit and loss

	03.31.2026	12.31.2025
Non-current
Shares	33	33
Total non-current	33	33

Current
Government securities	394	308
Corporate bonds	25	47
Shares	5	3
Mutual funds	17	8
Total current	441	366

12.2	Trade and other receivables

	03.31.2026	12.31.2025
Non-Current
Receivables under judicial collection	22	-
Trade receivables	22	-

Advances to suppliers	44	42
Prepaid expenses	-	1
Other receivables	44	43
Total non-current	66	43

40

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2026, presented on comparative basis.

(In millions of US$ – unless otherwise stated)

NOTE 12: (Continuation)

	Note	03.31.2026	12.31.2025
Current
Receivables		241	249
CAMMESA		166	118
Related parties	16	8	8
Impairment of financial assets		(5)	(20)
Trade receivables, net		410	355

Related parties	16	3	4
Tax credits		86	58
Prepaid expenses		37	18
Guarantee deposits (1)		378	142
Expenses to be recovered		-	3
Receivables for sale of assets		9	9
GasAr Plan		15	16
Contractual indemnity receivable		2	2
Receivable for maintenance contract		1	1
Advances to employees		1	-
Dividends to be received		2	-
Impairment of other receivables		(1)	(1)
Other		4	7
Other receivables, net		537	259
Total current		947	614

(1)	Includes guarantee deposits on derivative financial instruments amounting for US$ 376 million and US$ 141 million as of March 31, 2026, and December 31, 2025, respectively.

Due to the short-term nature of trade and other receivables, its book value is not considered to differ from its fair value. For non-current trade and other receivables, fair values do not significantly differ from book values.

The movements in the impairment of financial assets are as follows:

	Note	03.31.2026	03.31.2025
At the beginning of the year	####	20	1
Increase		4	-
Decrease		(3)	-
Reclasification		(17)	-
Foreign currency exchange difference		1	-
At the end of the period		5	1

41

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2026, presented on comparative basis.

(In millions of US$ – unless otherwise stated)

NOTE 12: (Continuation)

The movements in the impairment of other receivables are as follows:

	Note	03.31.2026	03.31.2025
At the beginning of the year	####	1	-
Increase		1	-
Decrease		(1)	-
At the end of the period		1	-

12.3	Cash and cash equivalents

	03.31.2026	12.31.2025
Banks	129	335
Term deposit	7	-
Mutual funds	100	390
Total	236	725

12.4	Borrowings

	03.31.2026	12.31.2025
Non-Current
Financial borrowings	45	45
Corporate bonds	1,796	1,799
Total non-current	1,841	1,844

Current
Financial borrowings	9	33
Corporate bonds	30	15
Total current	39	48
Total	1,880	1,892

As of March 31, 2026, and December 31, 2025 the fair value of the Company’s CB amount approximately to US$ 1,871 million and US$ 1,833 million, respectively. Such values were calculated on the basis of the determined market price of the Company’s CB at the end of each period or year (fair value Level 1).

The carrying amounts of short-term borrowings approximate their fair value due to their short-term maturity.

The long-term borrowings were measured at amortized cost, which does not differ significantly from its fair value.

As of the issuance of these Consolidated Condensed Interim Financial Statements, the Company is in compliance with the covenants provided for in its indebtedness´ contracts.

42

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2026, presented on comparative basis.

(In millions of US$ – unless otherwise stated)

NOTE 12: (Continuation)

12.4.1 Borrowings´ evolution:

The evolution of the consolidated borrowings for the three-month periods ended March 31, 2026 and 2025 is disclosed below.

	03.31.2026	03.31.2025
Borrowings at the beginning of the year	1,892	2,079
Proceeds from borrowings	-	45
Payment of borrowings	(23)	(70)
Accrued interest	32	35
Payment of interests	(22)	(38)
Repurchase and redemption of CB	(2)	(360)
Borrowing costs capitalized in property, plant and equipment	3	-
Borrowings at the end of the period	1,880	1,691

12.4.2 CB Issuance Program and frequent issuer prospectus

The latest update of the CB global program and the frequent issuer prospectus, including information as of December 31, 2025, was approved by CNV Resolutions No. RE-2026-27928092-APN-GE#CNV and No. RE-2026-27853437-APN-GE#CNV dated March 18, 2026.

12.4.3 CB

On April 1, 2026, the Company issued Class 27 CB for a nominal amount of US$ 200 million at a 5.49% fixed annual interest rate and maturing on April 1, 2029.

12.4.4 Partial Application of Proceeds – Class 26 CB

In compliance with CNV General Resolution No. 1,095/25, it is hereby reported, as a sworn statement, that as of March 31, 2026, the Company has partially applied a total of US$ 354 million of the Class 26 CB issuance, with US$ 96 million pending application.

Likewise, and in accordance with the use of proceeds disclosed in the issuance documents of the Class 26 CB, it is informed that such funds have been applied as follows: (i) placement agents’ fees and other issuance expenses; (ii) working capital contributions in Argentina; (iii) investments in property, plant and equipment in Argentina; and (iv) refinancing and redemption of the Company’s existing liabilities.

43

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2026, presented on comparative basis.

(In millions of US$ – unless otherwise stated)

NOTE 12: (Continuation)

12.4.5 Bank borrowings

During the three-month period ended March 31, 2026, the Company repaid bank debt totaling US$ 23 million. Post-closing, the Company took out net bank financing for US$ 26 million (borrowings totaling US$ 34 million, net of repayments for US$ 8 million).

12.5	Trade and other payables

	Note	03.31.2026	12.31.2025
Non-Current
Compensation agreements		70	70
Leases liability		10	15
Other		1	1
Other payables		81	86
Total non-current		81	86

Current
Suppliers		258	314
Customer advances		8	13
Related parties	16	44	29
Trade payables		310	356

Compensation agreements		14	14
Leases liability		21	21
Arbitral award liability		32	-
Contractual penalty debt		2	2
Various creditors		2	4
Other payables		71	41
Total current		381	397

Due to the short-term nature of trade and other payables, its book value is not considered to differ from its fair value. For other non-current liabilities, fair values do not significantly differ from book values.

44

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2026, presented on comparative basis.

(In millions of US$ – unless otherwise stated)

NOTE 12: (Continuation)

12.6	Fair value of financial instruments

The following table shows the Company’s financial assets and liabilities measured at fair value as of March 31, 2026 and December 31, 2025:

As of March 31, 2026	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit and loss
Government securities	394	-	-	394
Corporate bonds	25	-	-	25
Mutual funds	17	-	-	17
Shares	7	-	31	38
Cash and cash equivalents
Mutual funds	100	-	-	100
Total assets	543	-	31	574

Derivative financial instruments	-	181	-	181
Total liabilities	-	181	-	181

As of December 31, 2025	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit and loss
Government securities	308	-	-	308
Corporate bonds	47	-	-	47
Mutual funds	8	-	-	8
Shares	5	-	31	36
Cash and cash equivalents
Mutual funds	390	-	-	390
Derivative financial instruments	-	52	-	52
Other receivables
Guarantee deposits	141	-	-	141
Total assets	899	52	31	982

The techniques used for the measurement of assets and liabilities at fair value through profit and loss, classified as Level 2 and 3, are detailed below:

-	Derivative Financial Instruments: calculated from variations between market prices at the closing date of the period, and the amount at the time of the contract.

45

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2026, presented on comparative basis.

(In millions of US$ – unless otherwise stated)

NOTE 12: (Continuation)

-	Shares: it was mainly determined using the income-based approach through the “Indirect Cash Flow” method, that is, the net present value of expected future cash flows, mainly through the collection of dividends taking into consideration the equity interest in TJSM, TMB thermal power plants and Oldelval.

12.7	Hedge accounting

During 2025 and 2026, the Company entered into forward crude oil sale contracts, without physical delivery, and designated a portion of these derivative financial instruments as cash flow hedges.

The Company applies cash flow hedge accounting to certain transactions to manage the international reference price risk associated with a specific volume of forecasted crude oil sales for the May 2025-April 2027 period, thereby ensuring stable cash flows.

As of March 31, 2026, the fair value of forward crude oil sale contracts designated as hedges amounts to a US$ 186 million loss, recognized in other comprehensive income as the hedge is effective; this amount is expected to be fully reclassified to profit or loss during the April 2026-April 2027 period, as the hedged crude oil sales are recognized in earnings.

The amount reclassified from other comprehensive income to revenue, from designated hedges, generated a US$ 21 million loss during the January - March 2026 period.

The contracts are entered into in markets or with financial institutions with high credit ratings; therefore, the Company considers that there are no significant credit risks to its operations as a result of its derivative activities.

NOTE 13: EQUITY COMPONENTS

13.1	Share Capital

As of March 31, 2026, the capital stock amounts to $ 1,364 million, including $ 4 million of treasury shares.

13.2	Earning per share

Basic earnings per share are calculated by dividing the result attributable to the Company’s equity holders by the weighted average of outstanding common shares during the year. Diluted earnings per share are calculated by adjusting the weighted average of outstanding common shares to reflect the conversion of all dilutive potential common shares.

Potential common shares will be deemed dilutive only when their conversion into common shares may reduce the earnings per share or increase losses per share of the continuing operations. Potential common shares will be deemed anti-dilutive when their conversion into common shares may result in an increase in the earnings per share or a decrease in the losses per share of the continuing operations.

46

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2026, presented on comparative basis.

(In millions of US$ – unless otherwise stated)

NOTE 13: (Continuation)

The calculation of diluted earnings per share does not entail a conversion, the exercise or another issuance of shares which may have an anti-dilutive effect on the losses per share, and where the option exercise price is higher than the average price of ordinary shares during the period, no dilutive effect is recorded, being the diluted earning per share equal to the basic. As of March 31, 2026 and 2025, the Company does not hold any significant potential dilutive shares, therefore there are no differences with the basic earnings per share.

	03.31.2026	03.31.2025
Earning attributable to equity holders of the Company	214	153
Weighted average amount of outstanding shares	1,360	1,360
Basic and diluted earnings per share	0.16	0.11

13.3	Distribution of profits

Dividends distributed to individuals, undivided estates or beneficiaries residing abroad, derived from profits generated during fiscal years beginning on or after January 1, 2018 are subject to a 7% withholding tax. The distribution of dividends is made based on the Company’s Stand-Alone Financial Statements which are presented in pesos, the legal currency in Argentina, pursuant to regulatory requirements.

The Company may pay and distribute dividends and any other type of profits to its shareholders, except if: (i) there is an event of breach; or (ii) the Company is not in a position to incur debt under the indentures governing the Class 21, Class 23, Additional Class 23 and Class 26 CB. As of the date of issuance of these Consolidated Condensed Interim Financial Statements, the Company has complied with all commitments set forth in the indentures governing the above-mentioned CB.

47

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2026, presented on comparative basis.

(In millions of US$ – unless otherwise stated)

NOTE 14: STATEMENT OF CASH FLOWS’ COMPLEMENTARY INFORMATION

14.1	Adjustments to reconcile net profit to cash flows from operating activities

	Note	03.31.2026	03.31.2025
Income tax	10.5	(66)	(4)
Accrued interest		32	8
Depreciations and amortizations	9 and 10.2	122	84
Share of profit from associates and joint ventures	5.1.2	(67)	(46)
Results for property, plant and equipment sale and derecognition	10.3	2	-
Impairment of inventories		1	-
Impairment of financial assets		1	-
Result from present value measurement	10.4	1	1
Changes in the fair value of financial instruments		(4)	(27)
Exchange differences, net		7	(10)
Costs of concessions agreements completion	10.3	1	-
Provision (Recovery) for contingecies, net	10.3	4	(7)
Accrual of defined benefit plans	9 and 10.2	2	3
Earned dividends	10.3	(2)	-
Other		-	1
Adjustments to reconcile net profit to cash flows from operating activities		34	3

14.2	Changes in operating assets and liabilities

	03.31.2026	03.31.2025
Increase in trade receivables and other receivables	(472)	(112)
Increase in inventories	(8)	(23)
Increase in trade and other payables	24	79
Decrease in salaries and social security payables	(14)	(13)
Defined benefit plans payments	(1)	(1)
(Decrease) increase in tax liabilities	(7)	5
Decrease in provisions	(1)	(2)
Payments for derivative financial instruments, net	(4)	-
Changes in operating assets and liabilities	(483)	(67)

14.3	Significant non-cash transactions

	03.31.2026	03.31.2025
Acquisition of property, plant and equipment through an increase in trade payables	(100)	(98)
Borrowing costs capitalized in property, plant and equipment	(3)	-
Decrease in other receivables through an increase in financial assets at fair value through profit or loss	141	-
Decrease in provisions through an increase in other payables	(32)	-
Decrease in financial assets at fair value through profit and loss through an increase in trade receivables, net	-	(66)
Decrease in other receivables through intangible assets	-	(1)

48

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2026, presented on comparative basis.

(In millions of US$ – unless otherwise stated)

NOTE 15: CONTINGENT LIABILITIES AND ASSETS

During the three-month period ended March 31, 2026, the following changes were identified in relation to the contingent liabilities and assets reported in the Consolidated Financial Statements as of December 31, 2025:

15.1 Environmental claims

In the case brought by ASSUPA before the CSJN, mainly seeking remediation by defendants of the alleged environmental damage caused by hydrocarbon activity in the Neuquina Basin, it was decided to defer the analysis of the defenses raised by the defendants until the time of judgment, and the case is currently in the evidentiary period.

15.2 Administrative claims

In the declaratory action filed by the Company before the CSJN, following the declaration that the Province of Neuquén’s concession for the Veta Escondida block had expired, the Province of Neuquén and the Company entered into a settlement agreement dated March 4, 2026, which was approved by Provincial Decree No. 2026-01344823-NEU-GPN. Pursuant to this agreement, the dispute is resolved and the parties agreed that: (i) the Province revokes the declaration of expiration of the concession; (ii) Pampa withdraws the declaratory action filed before the CSJN; and (iii) Pampa undertakes to continue with the abandonment plan in the area for the purposes of relinquishing the concession to the Province.

15.3 Civil and Commercial Claims

In 2025, the Company initiated claims against ENARSA for breaches of the agreements entered into under the Gas.Ar Plan, seeking payment of certain overdue gas supply invoices in the amount of $ 53,753 million, plus interest. The claims are currently at an initial stage.

NOTE 16: RELATED PARTIES´ BALANCES AND TRANSACTIONS

16.1 Balances with related parties

As of March 31, 2026	Trade receivables	Other receivables	Trade payables
	Current	Current	Current
Associates and joint ventures
TGS	8	3	16
Other related parties
SACDE	-	-	28
	8	3	44

49

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2026, presented on comparative basis.

(In millions of US$ – unless otherwise stated)

NOTE 16: (Continuation)

As of December 31, 2025	Trade receivables	Other receivables	Trade payables
	Current	Current	Current
Associates and joint ventures
TGS	8	4	16
Other related parties
SACDE	-	-	13
	8	4	29

16.2 Operations with related parties

Operations for the three-month period	Sales of goods and services (1)		Purchases of goods and services (2)
	2026	2025	2026	2025
Associates and joint ventures
TGS	15	13	(28)	(26)
Other related parties
SACDE	-	-	(45)	(45)
	15	13	(73)	(71)

(1)	Correspond mainly to advisory services provided in relation with technical assistance and sales of gas.
(2)	Correspond to natural gas transportation services and other services imputed to cost of sales for US$ 28 million and US$ 26 million and infrastructure works contracted to SACDE charged in property, plant and equipment for US$ 45 million and US$ 45 million, of which US$ 10 million and $ US$ 13 million, correspond to fees and general expenses calculated on the costs incurred by SACDE and/or Pampa to carry the works out for the three-month periods ended March 31, 2026 and 2025, respectively.

NOTE 17: INVESTMENT COMMITMENTS

Development and evacuation projects in Vaca Muerta

Rincón de Aranda Development – RDA Project

Within the framework of the expansion of projects eligible under the RIGI established by PEN Executive Order No. 105/26 (see Note 2.5.2.2), on March 9, 2026, the Company, through its SVP Pampa Energía S.A. – Sucursal Dedicada Proyecto RDA, submitted an application to adhere to the RIGI as a long-term strategic export project related to the development of new shale oil wells and the construction of associated infrastructure in the Rincón de Aranda block (“RDA Project”).

The total estimated investment for the RDA Project amounts to approximately US$ 4,500 million.

50

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2026, presented on comparative basis.

(In millions of US$ – unless otherwise stated)

NOTE 18: INCIDENT AT HINISA

During the period ended March 31, 2026, HINISA recorded U$$ 0.5 million losses corresponding to costs related to the incident arising from the weather event of January 11, 2025, which forced the Nihuil II and III power plants out of service.

In addition, HINISA continued the proceedings with the adjusters appointed by the insurance companies and, as of March 31, 2026, has received advance payments of US$ 1.7 million, recognized under the insurance recovery line item, as reimbursement for the cleaning and remediation expenses necessary to determine the final damages and costs, as well as the loss of profit coverage.

As of the date of issuance of these Consolidated Condensed Interim Financial Statements, the final cost of the incident and the amount of the insurance proceeds have not yet been assessed by HINISA.

NOTE 19: TERMINATION OF HYDROELECTRIC CONCESSIONS

On April 15, 2026, the Province of Mendoza sent a note to HINISA, noting that the company has acted diligently in restoring the power plants following the incident caused by the weather event of January 11, 2025, and that, given that it is progressing with the preparation of the tender documents, it requires providing greater certainty to potential tenderers regarding the receivables arising from the incident-related insurance coverage. For such purpose, it requested HINISA to evaluate alternatives to allow the assignment of such receivables to Hidroelectricidad Mendocina S.A. (future holder of the assets pursuant to Law No. 9,486 of the Province of Mendoza).

On April 22, 2026, HINISA’s Board of Directors approved the execution of the assignment agreement of HINISA’s contractual position under its insurance policies with respect to consequential damages, excluding the amounts required to cover the works performed and currently under execution by HINISA.

NOTE 20: DOCUMENTATION SAFEKEEPING

In compliance with CNV General Resolution No. 629/14, the Company, infoms having sent non-sensitive work papers and information corresponding to the periods not covered by the statute of limitations for their keeping in the Administración de Archivos S.A. (AdeA)’s data warehouse located at Ruta 36, km 34.5, Florencio Varela, Province of Buenos Aires.

A list of the documentation delivered for storage, as well as the documentation provided for in Article 5.a.3) Section I, Chapter V, Title II of the PROVISIONS (2013 regulatory provisions and amending rules), is available at the Company headquarters.

51

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2026, presented on comparative basis.

(In millions of US$ – unless otherwise stated)

NOTE 21: SUBSEQUENT EVENTS

21.1 Ordinary and Extraordinary General Shareholders’ Meeting

On April 7, 2026, the Company’s General Ordinary and Extraordinary Shareholders’ Meeting resolved, among other matters:

- to approve the allocation of results for the year ended December 31, 2025, with reported profits for $ 495,789 million, which, plus appropriated translation differences of $ 15,742 million, resulted in total retained earnings of $ 511,531 million, to be allocated to the voluntary reserve;

- to reduce share capital by $ 19,920,279, with the corresponding cancellation of treasury shares held by the Company and its subsidiaries as of the business day prior to the Shareholders’ Meeting date, totaling 19,920,279 shares; and

- to extend the term of the CB issuance program for an additional five-year period as from December 9, 2026, the Program’s original maturity date.

21.2 UREA Project

On April 21, 2026, the Company, through its subsidiary FEPASAU, submitted an application for admission to the RIGI for the construction, operation and management of a 6,000-tn/d of granulated urea production complex in Bahía Blanca, where ammonia and other fertilizers will also be produced (the “UREA Project”). The UREA Project will be supplied with gas from Vaca Muerta and aims to produce 2.1 million tn/y of urea as from 2030, with a total estimated investment of approximately US$ 2,400 million.

52